SCMP GROUP

082-03327

[redacted]

Direct Line Direct Fax

BY REGISTERED POST

09046233

31 March 2009

SUPPL

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

RECEIVED
2009 APR 15 P 2:53

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(a) Announcement on Final Results for the Year Ended 31 December 2008
(b) Announcement on Closure of Register of Members

The Annual Report 2008 will be available by the end of April and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosures
VL/vc

5/22

CoSec\Annual2008\Announcement-Distribution.doc

SCMP Group Limited
SCMP集團有限公司 *
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2008

FINAL RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its group of companies (the "Group") for the year ended 31 December 2008 as follows:

CONSOLIDATED BALANCE SHEET
As at 31 December 2008

	Notes	**2008** *HK$'000*	2007 *HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment		**502,580**	534,154
Investment properties		**986,100**	1,040,100
Lease premium for land		**13,969**	31,588
Intangible assets		**24,729**	29,542
Interests in associates		**53,334**	55,888
Available-for-sale financial assets		**105,074**	292,722
Defined benefit plan's assets		**60,104**	47,808
		1,745,890	2,031,802
Current assets			
Inventories		**38,904**	23,076
Accounts receivable	*3*	**187,428**	231,304
Prepayments, deposits and other receivables		**23,411**	16,330
Cash and bank balances		**272,015**	257,685
		521,758	528,395
Total assets		**2,267,648**	2,560,197

	Notes	**2008**	2007
		HK$'000	*HK$'000*
EQUITY			
Capital and reserves			
Share capital	*4*	**156,095**	156,095
Reserves		**1,722,944**	1,859,438
Proposed dividend		**31,219**	156,095
		1,754,163	2,015,533
Shareholders' funds		**1,910,258**	2,171,628
Minority interests		**20,114**	16,567
Total equity		**1,930,372**	2,188,195
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**125,861**	151,408
		125,861	151,408
Current liabilities			
Accounts payable and accrued liabilities	*5*	**142,466**	153,402
Subscriptions in advance		**24,550**	25,795
Current income tax liabilities		**44,399**	22,225
Bank overdraft, secured		**-**	19,172
		211,415	220,594
Total liabilities		**337,276**	372,002
Total equity and liabilities		**2,267,648**	2,560,197
Net current assets		**310,343**	307,801
Total assets less current liabilities		**2,056,233**	2,339,603

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2008

	Notes	**2008** **HK$'000**	2007 *HK$'000* (Restated) *(Note 2)*
Continuing operations			
Revenue	*2*	**1,037,774**	1,231,734
Other income		**5,684**	4,732
Staff costs		**(355,409)**	(382,829)
Cost of production materials		**(164,919)**	(171,998)
Rental and utilities		**(41,177)**	(40,438)
Depreciation and amortisation		**(53,807)**	(57,313)
Advertising and promotion		**(38,036)**	(29,670)
Other operating expenses		**(156,829)**	(154,586)
Fair value (loss)/gain on investment properties		**(81,150)**	266,300
Gain on disposal of available-for-sale financial assets		**-**	1,370
Operating profit	*2*	**152,131**	667,302
Net interest income		**2,141**	6,697
Share of profits of associates		**1,187**	3,380
Profit before income tax		**155,459**	677,379
Income tax expense	*6*	**(21,557)**	(118,747)
Profit for the year from continuing operations		**133,902**	558,632
Discontinued operations	*7*		
Profit for the year from discontinued operations		**51,413**	2,131
Profit for the year		**185,315**	560,763
Attributable to:			
Shareholders		**172,768**	548,084
Minority interests		**12,547**	12,679
		185,315	560,763
Dividends	*8*	**124,876**	280,971
Earnings per share	*9*		
Basic and diluted			
- Continuing operations		**7.78 cents**	35.12 cents
- Discontinued operations		**3.29 cents**	(0.01) cents
		11.07 cents	35.11 cents

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ADOPTION OF NEW/REVISED HKFRS

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain leasehold buildings and available-for-sale financial assets.

(b) The adoption of new/revised HKFRS

HKICPA has issued a number of new standards, amendments to standards and interpretations that have become effective for the year ended 31 December 2008, including the following that are relevant to the Group's operations:

Amendments to HKAS 39 & HKFRS 7:	Reclassification of financial assets
HK(IFRIC)-Int 11:	HKFRS 2 – Group and treasury share transactions
HK(IFRIC)-Int 14:	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

These new interpretations and amendments had no impact on the Group's results and financial position for the year ended 31 December 2008.

2. REVENUE AND SEGMENT INFORMATION

The Company acted as an investment holding company during the year. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

During the year, the Group has disposed of its entire interest in the video and film post-production operation and music publishing business. Accordingly, the results of these operations are presented as discontinued operations in the consolidated income statement. The comparative information for the year ended 31 December 2007 has been reclassified to conform to the current year's presentation.

Turnover consists of revenue from all of the Group's principal activities, which comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered, gross rental income and revenue generated from discontinued operations. Turnover for the years ended 31 December 2008 and 2007 amounted to HK$1,045,302,000 and HK$1,251,543,000 respectively.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's revenue and contribution to operating profit by principal activity:

	Revenue		Contribution to Operating profit	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Continuing operations:				
Newspapers, magazines and other publications	**1,010,307**	1,212,083	**210,542**	386,346
Investment properties	**27,467**	19,651	**(58,411)**	280,956
	1,037,774	1,231,734	**152,131**	667,302
Discontinued operations:				
Video and film post-production	**5,253**	16,545	**3,048**	581
Music publishing	**2,275**	3,264	**48,358**	2,239
	7,528	19,809	**51,406**	2,820
	1,045,302	1,251,543	**203,537**	670,122

3. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivables is as follows:

	Group			
	2008		2007	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	***%***	*HK$'000*	*%*
Current	**108,971**	**57.6**	149,374	63.7
Less than 30 days past due	**12,341**	**6.5**	22,184	9.5
31 to 60 days past due	**40,221**	**21.3**	45,832	19.5
61 to 90 days past due	**20,344**	**10.8**	15,599	6.7
Over 90 days past due	**7,226**	**3.8**	1,505	0.6
Total	**189,103**	**100.0**	234,494	100.0
Less: Allowance for impairment	**(1,675)**		(3,190)	
	187,428		231,304	

4. SHARE CAPITAL

	Group and Company	
	2008	2007
	HK$'000	*HK$'000*
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2007: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following accounts payable:

	Group			
	2008		2007	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	*HK$'000*	%
0 to 30 days	**26,643**	**77.1**	20,114	86.2
31 to 60 days	**4,121**	**11.9**	947	4.1
61 to 90 days	**2,208**	**6.4**	241	1.0
Over 90 days	**1,595**	**4.6**	2,025	8.7
Total accounts payable	**34,567**	**100.0**	23,327	100.0
Accrued liabilities	**107,899**		130,075	
Total accounts payable and accrued liabilities	**142,466**		153,402	

6. INCOME TAX EXPENSE

Hong Kong profits tax has been provided for at a rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	Group	
	2008	2007
	HK$'000	*HK$'000*
Current income tax		
- Hong Kong profits tax	**48,294**	78,975
- Overseas taxation	**161**	197
Deferred income tax		
- Resulting from a decrease in tax rate	**(8,531)**	-
- Deferred tax with respect to fair value (loss)/gain on investment properties	**(13,390)**	44,990
- Other deferred tax credits	**(4,977)**	(5,415)
	21,557	118,747

7. DISCONTINUED OPERATIONS

The Group has disposed of its entire interest in the video and film post-production operation and music publishing operation during the year. Accordingly, the results of these operations are presented as discontinued operations in the consolidated income statement. An analysis of the results of the discontinued operations is as follows:

	Group	
	2008	2007
	HK$'000	*HK$'000*
Revenue	**7,528**	19,809
Other income	**267**	10
Staff costs	**(5,074)**	(8,643)
Cost of production materials	**(2,753)**	(4,174)
Rental and utilities	**(526)**	(1,926)
Depreciation and amortisation	**(62)**	(124)
Advertising and promotion	**(21)**	(32)
Other operating expenses	**(361)**	(2,100)
Net interest income/(expenses)	**7**	(689)
(Loss)/profit of discontinued operations	**(995)**	2,131
Gain on disposal of discontinued operations	**52,408**	-
Profit for the year from discontinued operations	**51,413**	2,131

Cash flows from discontinued operations are as follows:

	2008	2007
	HK$'000	*HK$'000*
Net cash (used in)/generated from operating activities	**(3,459)**	21,678
Net cash used in investing activities	**(28)**	(406)
Net cash used in financing activities	**-**	(19,719)
Net (decrease)/increase in cash and cash equivalents	**(3,487)**	1,553

8. DIVIDENDS

(a) Dividends attributable to the year:

	Company	
	2008	2007
	HK$'000	*HK$'000*
Interim dividend paid, HK6 cents (2007: HK8 cents) per share	**93,657**	124,876
Final dividend proposed but not yet recognised, HK2 cents (2007: HK10 cents) per share	**31,219**	156,095
	124,876	280,971

(b) Dividends paid during the year:

	Company 2008 HK$'000	2007 HK$'000
Interim dividend in respect of 2008, HK6 cents per share	**93,657**	-
Interim dividend in respect of 2007, HK8 cents per share	**-**	124,876
Final dividend in respect of 2007, HK10 cents per share	**156,095**	-
Final dividend in respect of 2006, HK13 cents per share	**-**	202,923
	249,752	327,799

9. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$172,768,000 (2007: HK$548,084,000) and 1,560,945,596 (2007: 1,560,945,596) shares in issue during the year.

Profit/(loss) attributable to shareholders:

	Group 2008 HK$'000	2007 HK$'000
Continuing operations	**121,355**	548,305
Discontinued operations	**51,413**	(221)
	172,768	548,084

As at 31 December 2008, there was no share options outstanding that enable the holders to subscribe for shares (2007: Nil) in the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

• Revenue from continuing operations	$1,037.8 million
• Operating profit from principal activities	$227.6 million
• Profit attributable to shareholders	$172.8 million
• Earnings per share	$0.11
• Total dividend per share	$0.08

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for the years ended 31 December 2008 and 2007 were as follows:

(HK$ millions, except per share amounts)	For the year ended 31 December **2008**	2007 (Restated)	% Change
Continuing operations:			
Revenue	**1,037.8**	1,231.7	(16)
Staff costs	**(355.4)**	(382.8)	(7)
Production costs	**(164.9)**	(172.0)	(4)
Rental and utilities	**(41.2)**	(40.4)	2
Advertising and promotions	**(38.0)**	(29.7)	28
Other operating expenses	**(156.9)**	(154.6)	1
Operating costs before depreciation and amortisation	**(756.4)**	(779.5)	(3)
Depreciation and amortisation	**(53.8)**	(57.3)	(6)
Operating profit from principal activities	**227.6**	394.9	(42)
Other income	**5.7**	4.7	21
Gain on disposal of available-for-sale financial assets	**-**	1.4	(100)
Fair value (loss)/gain on investment properties	**(81.2)**	266.3	*
Operating profit	**152.1**	667.3	(77)
Net interest income	**2.2**	6.7	(67)
Share of profits of associates	**1.2**	3.4	(65)
Deferred tax on fair value changes of investment properties	**13.4**	(45.0)	*
Taxation	**(35.0)**	(73.7)	(53)
Profit from continuing operations	**133.9**	558.7	(76)
Discontinued operations:			
Net gain from discontinued operations	**51.4**	2.1	*
Profit for the year	**185.3**	560.8	(67)
Minority interests	**(12.5)**	(12.7)	(2)
Profit attributable to shareholders	**172.8**	548.1	(68)
Earnings per share (HK cents)	**11.1**	35.1	(68)

** Represents an increase / a decrease in excess of 100%*

Profit attributable to shareholders dropped $375.3 million or 68% to $172.8 million. 2008 results included a revaluation loss on investment properties net of deferred tax of $67.8 million compared with a gain of $221.3 million in 2007. Contribution from newspaper publishing also decreased due to significant drop in notices advertising following the change in listing rules in 2007 and the volatile stock market, and recruitment advertising as many companies hold back their recruitment plans in the second half year amid the global financial crisis. During the year, the Group has suspended its book publishing business and disposed of its music publishing and video and film post-production businesses. The Group recognised a gain on disposal of $52.4 million. The lower profit of the year together with the change in profits tax rate from 17.5% to 16.5% reduced the tax expenses (excluding deferred tax on fair value changes of investment properties) by $38.7 million.

Staff costs decreased 7% or $27.4 million mainly due to lower year-end bonus provision and higher income from the defined benefit retirement scheme. Production costs dropped 4% or $7.1 million, because of lower newsprint consumption and lower production costs resulting from the suspension of book publishing business. Average newsprint usage in 2008 dropped 13%. Although the average newsprint cost for the year rose 9% from US$616 to US$671 per metric ton, purchase price began to drop in the last quarter of 2008 due to drastic drop in demand. The latest market price of 45gsm is US$648 per metric ton which dropped 25% from the previous quarter. Advertising and promotion expenses increased 28% or $8.3 million mainly for the launch of a new magazine title in China during the year.

FINANCIAL REVIEW BY BUSINESS

Publishing

Publishing revenues dropped 17% and accounted for 97% of total revenue of the Group. EBITDA and operating margin from principal activities went down due to the loss of high margin notices revenue.

Based on the un-audited circulation figures for the second half of 2008, the average circulation of *South China Morning Post* and *Sunday Morning Post* dropped 1% and 2% respectively when compared to same period last year. Subscription and airline copies increased but retail copies continued to drop in line with industry trend in 2008.

Display advertising revenue dropped 4% as sales in the last quarter of the year were affected by the global financial crisis. The decline in newspaper ad sales was partly compensated by higher revenue from the special executions, customised publishing and the *Post Magazine*. Advertisers were more willing to promote their products through creative ad products rather than regular print.

Recruitment advertising revenue dropped across all products by $54.1 million. Recruitment activity started to slow down since June as a result of the worsening US economy, and further deteriorated due to the broke out of the global financial crisis in September. A lot more companies have frozen hiring activities, or are very cautious in managing hiring costs.

Notices revenue dropped $127.1 million, of which IPO related revenue dropped $72.4 million, while result and other notices dropped $54.7 million.

Revenue from IPO dropped owing to the unfavorable market conditions, which resulted in companies either postponing or canceling their listing plans. Although we maintained our market share at 93%, IPO revenue dropped significantly when compared to last year owing to fewer IPOs and smaller revenue size for each IPO.

Revenue from result and other corporate announcements dropped as the first and second phase implementation of new listing rules took effect in June and December 2007 respectively. Hence 2008 result reflected the full year impact after the change of the rules.

Revenue from Magazine Division grew 11% to $154.5 million. Advertising sales from *Cosmopolitan* and *Harper's Bazaar* remained strong, despite the fierce competition on newsstands which has led to lower circulation revenue. Net profit from Magazine Division was lower, mainly because of the investment on *Instyle* magazine launched in China during the year.

Investment Properties

Net loss for the year included a revaluation loss on investment properties net of deferred tax of $67.8 million, whereas there was a revaluation gain of $221.3 million in 2007. Rental income increased 40% due to higher contributions from Bank of America Tower and the billboards in Leighton Road.

Discontinued operations

During the year, the Group has disposed of its Music Publishing and Video and Film Post-Production businesses and recorded gains on disposal of $47.3 million and $5.1 million respectively.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by committed banking facilities.

During the year, the Group has fully repaid the bank overdraft. The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

As at 31 December 2008, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.5 times.

The Group expects its cash and bank balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the year was $252.2 million compared with $373.2 million for the same period last year. The lower cash inflow was caused by the drop in notices and recruitment advertising revenues.

Investment Activities

Net cash inflow from investing activities for the year was $41.1 million compared with an outflow of $20.6 million in 2007. The major cash inflows for the current year include net proceeds from the disposal of subsidiaries of $51.4 million. Capital expenditure for the year was $17.8 million, mainly on office refurbishment, computer equipment and system enhancement.

Financing Activities

Net cash used in financing activities for the year was $259.8 million, comprising dividend payments of $249.8 million to shareholders of the Company, $9.0 million to a minority shareholder and interest payment on bank overdraft of $1.0 million.

OUTLOOK

There will be tough challenges ahead of us this year due to the poor global economic outlook. Compared with the previous year, the recruitment advertising market has already shrunk by more than 60% in the first two months of 2009. In the area of display advertising, we foresee a more significant drop (about 30%) amongst sectors like luxury brands, banking and investment, and hospitality.

In 2009, we will focus on driving for greater efficiency, and to reduce costs significantly in the areas of staffing, production, newsprint, and marketing spend to maintain a decent level of profitability and cash flow in this tough economic environment. In addition to cost saving initiatives, the Group will also aggressively pursue new revenue opportunities through the introduction of new products and exploration of new market segments (including as Healthcare, Education, etc.). With the volatility in the current economy, we will adopt a more disciplined approach towards business investment. Special attention will be put on risks and liquidity management to ensure minimal impact on the company's assets especially the cash position of the company.

Risks always present opportunities as well. We will be focused on identifying opportunities to make positive changes in 2009 to better prepare the Group for long-term growth and future success. These changes will include enhancing efficiency and effectiveness in our operations, repositioning our business, markets and products for growth, and to drive for a culture of excellence, with more customer focus and accountability to meet our future business and customers' needs.

STAFF

As at 31 December 2008, the Group had 943 employees compared with 1,032 as at 31 December 2007. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and share option scheme.

DIVIDEND

The Directors recommend to pay a final dividend of HK2 cents per share (2007: HK10 cents). This final dividend, together with the interim dividend of HK6 cents per share, will make a total dividend of HK8 cents per share for the year ended 31 December 2008. The proposed final dividend, if approved, will be paid on Tuesday, 26 May 2009 to shareholders whose names appear on the Register of Members of the Company on Friday, 22 May 2009.

BOOK CLOSURE

The Register of Members of the Company will be closed from Tuesday, 19 May 2009 to Friday, 22 May 2009, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Monday, 18 May 2009 so as to qualify for the final dividend.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

During the year, the Group's corporate governance practices have complied with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except for the deviation that there was no separation between the roles of chairman and chief executive officer prior to the Company's appointment of Dr. David J. Pang as the Non-executive Chairman and Ms. Kuok Hui Kwong as the Managing Director and Chief Executive Officer with effect from 1 January 2009. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

During the year, the Board was chaired by the Executive Chairman, Mr. Kuok Khoon Ean. No individual was appointed as a chief executive officer. The Executive Chairman was responsible for overseeing the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman was responsible for overseeing the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company were delegated to members of the Group's senior management team. Such structure deviated from the relevant code provision of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separated and not performed by the same individual.

With effect from 1 January 2009, Mr. Kuok Khoon Ean stepped down as Executive Chairman and was re-designated as Non-executive Director; Dr. David J. Pang was appointed the Non-executive Chairman of the Company; and Ms. Kuok Hui Kwong was appointed the Managing Director and Chief Executive Officer of the Company. This segregation provides a clear distinction between the roles of the chairman and the chief executive officer. The Non-executive Chairman is responsible for the management of the Board to ensure that the Board is functioning properly, whilst the Managing Director and Chief Executive Officer is responsible for overseeing the management of the Group's businesses and operations. Their respective responsibilities are clearly established and set out in writing.

A detailed Corporate Governance Report setting out the Group's framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied will be included in the Company's Annual Report 2008.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises four Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man. Two meetings were held by the Audit Committee during the year. The Audit Committee has reviewed the Group's audited final results for the year ended 31 December 2008.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and a Non-executive Director, Mr. Kuok Khoon Ean. One meeting was held by the Remuneration Committee during the year.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Non-executive Chairman, Dr. David J. Pang. One meeting was held by the Nomination Committee during the year.

PUBLIC FLOAT

Immediately upon the close of the mandatory conditional offer made by Kerry Media Limited (the "Offeror") on 25 February 2008, the public float of the Company had fallen below 25%. At the request of the Company, trading in the shares of the Company was suspended as from 27 February 2008.

On 27 February 2009, the Offeror entered into sale and purchase agreements with J.P. Morgan Securities Ltd ("JPMorgan Securities"), Deutsche Bank AG ("DB") and The Bank of East Asia, Limited ("BEA"), respectively, pursuant to which the Offeror agreed to sell and each of JPMorgan Securities, DB and BEA agreed to purchase 75,000,000 shares of the Company (the "Sale"), details of which are set out in the Offeror's announcement dated 27 February 2009. Immediately following completion of the Sale on 27 February 2009, the public float of the Company was restored to 25.12062%. Trading in the shares of the Company was resumed as from 2:30 p.m. on 2 March 2009. Details of the public float arrangements have been disclosed in the Company's announcements dated 6 March 2008, 15 April 2008, 9 July 2008, 24 July 2008, 10 September 2008, 10 December 2008, 2 March 2009 and 3 March 2009.

On Behalf of the Board
David J. PANG
Chairman

Hong Kong, 30 March 2009

As at the date of this announcement, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

The Company's Annual Report 2008 containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") in due course and will be dispatched to shareholders before end of April 2009.

This final results announcement is available for viewing on the website of HKEx at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

** For identification purpose only*

SCMP Group Limited
SCMP集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Closure of Register of Members

NOTICE IS HEREBY GIVEN that the Register of Members of SCMP Group Limited (the "Company") will be closed from Tuesday, 19 May 2009 to Friday, 22 May 2009, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Monday, 18 May 2009 so as to qualify for the final dividend. The proposed final dividend, if approved, will be paid on Tuesday, 26 May 2009 to shareholders whose names appear on the Register of Members of the Company on Friday, 22 May 2009.

By Order of the Board
SCMP Group Limited
Vera LEUNG
Company Secretary

Hong Kong, 30 March 2009

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*